UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: December 31, 2024 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I — REGISTRANT INFORMATION FLAGSTAR FINANCIAL, INC. (Full Name of Registrant) N/A (Former Name if Applicable) 102 Duffy Avenue (Address of Principal Executive Office (Street and Number)) Hicksville, New York 11801 (City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Flagstar Financial, Inc. (the “Company”) was not able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2024 (the “Form 10-K”) by March 3, 2025, the original due date for such filing, without unreasonable effort or expense. The Company encountered delays in compiling and reviewing certain information included in the Form 10-K on the afternoon of March 3, 2025. As a result, while the Company commenced the filing of the Form 10- K with EDGAR prior to 5:30 p.m. Eastern time on March 3, 2025 (the original due date), the report was not accepted by the SEC until 5:33 p.m. Eastern time on March 3, 2025, which resulted in a March 4, 2025 filing date. PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Lee M. Smith (516) 683-4100 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. As disclosed in the Form 10-K filed on March 4, 2025, during the year ended 2024, the Company reported a net loss of $1.1 billion compared to a net loss of $79 million for the year ended 2023. The net loss attributable to common stockholders, which includes the impact from preferred dividends, for the year ended 2024 was $1.2 billion or $3.49 per diluted share compared to the net loss attributable to common stockholders of $112 million for the year ended 2023 or $0.49 per diluted share.

FLAGSTAR FINANCIAL, INC. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date March 3, 2025 By /s/ Lee M. Smith Lee M. Smith Senior Executive Vice President and Chief Financial Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form. ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).